

October 15, 2014

<u>Via E-mail</u>
Ms. Maeve Carton
Finance Director
CRH public limited company
Belgard Castle, Clondalkin
Dublin 22, Ireland

  Re: CRH public limited company
     Form 20-F
     Filed March 13, 2014
     File No. 1-32846

Dear Ms. Carton:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Branch Chief